                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-23926

                           NOTIFICATION OF LATE FILING

(Check One):  [ X ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
              [ ] Form N-SAR            [ ] Form N-CSR

For Period Ended:                        March 31, 2004
                 ---------------------------------------------------------------

[ ]   Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

        READ ATTACHED  INSTRUCTION  SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the  notification  relates to a portion of the filing  checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                GEOWORKS CORPORATION
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

                         300 CRESCENT COURT, SUITE 1110
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Address of principal executive office (Street and number)

City, state and zip code           DALLAS, TEXAS 75201
                        --------------------------------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

        If the subject report could not be filed without  unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

[X]     (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report,  semi-annual report, transition report on
        Form 10-K,  Form 20-F,  Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly  report or transition report on Form 10-Q, or portion thereof,  will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c)  The  accountant's  statement  or  other  exhibit  required  by Rule
        12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

            State below in reasonable  detail the reasons why Forms 10-K,  11-K,
20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof,  could not be filed within the prescribed time period.

            The  Registrant  was unable to file the Form 10-K for the year ended
March 31, 2004 without  unreasonable effort or expense due to the related delays in  completing  financial  information  and  other  disclosures  related  to the proposed sale of its MS+ technology source code to Toshiba.

                                     PART IV
                                OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

           JOHN P. MURRAY                 (214)                   661-7479
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               (Name)                  (Area Code)            (Telephone number)

            (2) Have all other  periodic  reports  required  under Section 13 or
15(d) of the  Securities  Exchange  Act of 1934 or Section 30 of the  Investment
Company Act of 1940 during the  preceding 12 months or for such  shorter  period that the  registrant  was  required to file such  report(s)  been filed?  If the answer is no, identify report(s).
                                                                [X] Yes  [  ] No

            (3) Is it  anticipated  that any  significant  change in  results of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?
                                                                [X] Yes  [  ] No

            The Registrant incurred a substantial  reduction in its net loss for fiscal  2004 as  compared  to fiscal  2003 after  ceasing  operations  in the UK effective  February 1, 2003 which  significantly  reduced its revenue generating activities and personnel.

                              GEOWORKS CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date    June 28, 2004                     By  /s/ John P. Murray
     -------------------                      ----------------------------------
                                              Name:  John P. Murray
                                              Title: Chief Financial Officer

        INSTRUCTION.  The form may be  signed  by an  executive  officer  of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If
the  statement  is  signed  on  behalf  of  the   registrant  by  an  authorized
representative   (other   than   an   executive   officer),   evidence   of  the
representative's  authority to sign on behalf of the  registrant  shall be filed with the form.

                                    ATTENTION

            Intentional  misstatements  or omissions of fact constitute  Federal criminal violations. (SEE 18 U.S.C. 1001).